Exhibit 1.01
CIRCOR International, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2017

This report for the year ended December 31, 2017 (the “Reporting Period”) is presented pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Conflict Minerals Rule, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”). Please refer to the Conflict Minerals Rule, Form SD and the 1934 Act Release No. 34-67716 for additional definitions of the terms used in this Report.

1.	Overview
This report has been prepared by CIRCOR International, Inc. (herein referred to as “CIRCOR,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
Forward-looking statements contained in this report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this report that express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company’s compliance efforts and expected actions identified in this report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company’s customers’ requirements to use certain suppliers, the Company’s suppliers’ responsiveness and cooperation with the Company’s due diligence efforts, the Company’s ability to implement improvements in its conflict minerals program and the Company’s ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company’s other filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.

2.	Product Description

CIRCOR manufactures and contracts to manufacture engineered products and sub-systems used in oil & gas, power generation, aerospace, defense and industrial markets. These products comprise many varieties of valves (ball valves, control valves, check valves, butterfly valves), fluid and gas regulators, pumps, controls, actuation and sub-system components for customers around the world. These products are fabricated from numerous materials procured from the Company’s suppliers through its global supply chains. CIRCOR manufactures and sells products through three major reporting segments: CIRCOR Energy, CIRCOR Aerospace & Defense and CIRCOR Industrial. Each of the four conflict minerals (also collectively referred to herein as "3TG" for the elements tantalum, tin, tungsten and gold) is necessary to the functionality and/or production of one or more of our product lines as described.

3.	Facilities

During the Reporting Period, CIRCOR processed conflict minerals in its manufacturing facilities located in the United States, Western Europe, Morocco, China and India. Our Energy segment operated facilities in the Oklahoma City, OK; Walden, NY; Spartanburg, SC; Tampa, FL, Channelview TX and Sandy UT, Nerviano, Italy; Middlesex and North Yorkshire, UK; Cologne and Kornwestheim, Germany; Coimbatore, India; and Bergschenhoek, Netherlands. Our Aerospace & Defense segment operated facilities in the Corona, CA; Warren, MA; Hauppauge, NY; Uxbridge, UK; Le Plessis Trévise, France; and Tangier, Morocco. Our Industrial segment operated facilities in Columbia, KY; Monroe, NC; Radolfzell and Bottrop, Germany; Delden, Netherlands; Weihai, China; and Daman, India.

4.	Due Diligence on Supply Chains

In designing our conflict minerals compliance program, we referred to the Organisation of Economic Cooperation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). The five basic elements of the OECD guidance are: 1. Establish strong management systems; 2. Identify and assess risks in the supply chain; 3. Design and implement a strategy to respond to identified risks; 4. Carry out independent third-party audit of refiner's due diligence practices; and 5. Report annually on supply chain due diligence. Our program addresses the basic elements of the OECD Guidance below.

4.1 Establish Strong Management Systems

Policy
As described above, CIRCOR has adopted a Conflict Minerals Policy which is posted on our website at http://investors.circor.com/investors/conflict-minerals-policy . In following its policy, the Company is committed to making continuous improvements toward ensuring that its products are “conflict free.”
Internal Team
The Company has established a management system for its conflict minerals program. Our management system includes a Conflict Minerals Steering Committee which includes CIRCOR's Senior Vice President - Global Operations and Senior Vice President - General Counsel as well as a team of subject matter experts from relevant functions such as Supply Chain, Materials Management, Engineering and the Legal and Accounting functions. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our legal department and our supply chain organization. In organizing and conducting our annual survey for the Reporting Period, representatives of the legal department and supply chain organization worked closely with the Company’s contracted service provider. Senior management representatives have been briefed on the results of our due diligence efforts.
Control systems
As the Company does not have direct relationships with smelters and refiners of conflict minerals, it is engaged and actively cooperates with trade associations such as the Corporate Executive Board and the Manufacturers Alliance for Productivity and Innovation for resources on best practices in implementing our Conflict Minerals Policy. CIRCOR has also retained a service provider for supply chain research, consulting and conflict minerals database management services. Through our service provider, we are able to reference external databases and independent organizations to validate information on source smelters and gold refiners as reported to the Company by its suppliers. Our controls are supported by our Code of Conduct which outlines expected behaviors for all employees and provides a complaint mechanism that can accommodate anonymous complaints via telephone and email. This mechanism is also available through the Company‘s website.
Strengthen Engagement with Suppliers
The Company has revised many of its contractual relationships with suppliers to include requirements that they cooperate with our policy of conducting due diligence on our supply chains by providing written certifications on the country of origin of any conflict minerals contained in the materials they supply to CIRCOR. As we renew or enter into new supply agreements, we add clauses to require suppliers to provide information about their smelters and sources of conflict minerals.
We have also added a Supplier Code of Conduct to our long term agreements with suppliers. The Supplier Code of Conduct restates our commitment to eliminating from our supply chains any conflict mineral that has a connection to armed conflict in the Conflict Region, and requires suppliers to cooperate with our due diligence program. The Supplier Code of Conduct includes disclosure requirements to mitigate against the risk of including conflict minerals that finance armed conflict in the Covered Countries, and requires, among other things, that suppliers commit to becoming "conflict free" with respect to the materials they supply to the Company. Additional measures to improve transparency in our supply chains are described below.
4.2 Identify and assess risk in the supply chain

Because of the breadth of our organizational structure, the fact that many of our products are constituted from metals, the complexity of certain products, and the depth and dynamic nature of our supply chain, we have looked across all of our business operations worldwide to organize our assessments of the products we manufacture, our suppliers and their respective upstream sources. We believe that our supply chain professionals and product engineers have identified all direct suppliers of materials that were known to contain or were reasonably believed might contain at least one 3TG ("in-scope suppliers"). These materials are the product of attenuated supply chains. However, we recognize the possibility that some of them might include conflict minerals sourced from mines controlled by persons engaged in human rights abuses in the Covered Countries.

4.3 Design and Implement a Strategy to Respond to Risks

The Company’s Conflict Minerals Policy guides its risk management plan and due diligence efforts, through which its compliance program is implemented, managed and monitored. CIRCOR procures materials to manufacture its products from over fifteen hundred suppliers. As in prior years, we began our due diligence on our supply chains in 2017 by reviewing our products to identify all direct suppliers who provided materials which we either knew to contain or believed may contain a conflict mineral. Recognizing that conflict minerals risk is an enterprise-wide issue, we undertook to develop a database of supplier contact and location information from all business units, including email addresses and telephone contact information. The Company has consolidated detailed supplier information into a centrally administered materials management database. We conformed supplier information from across multiple business units, allowing us to consistently and accurately identify suppliers of constituent materials necessary to the functionality or production of CIRCOR finished products. This database has enabled us to elicit and organize more detailed responses from our suppliers and to improve the quantity and quality of supplier responses. Continuing into the current Reporting Period, we continued our program of developing a single master database of product information to assist us in connecting supplier information to our finished products. The Company believes that consolidation of its supplier information will help improve the overall transparency and efficiency of its supply chain management.
CIRCOR included all in-scope suppliers in its Reasonable Country of Origin Inquiry (“RCOI”). To obtain the required information from suppliers, the Company utilized the most current version of the Conflict Minerals Reporting Template ("CMRT") based on the questionnaire form developed and published by the Responsible Minerals Initiative (“RMI”), formerly the Conflict-Free Sourcing Initiative (“CFSI”), which was established by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. Each CIRCOR supplier was requested to provide detailed information regarding the supplier's conflict minerals policy, the presence and sources of any conflict minerals contained in materials supplied to CIRCOR, the supplier's engagement with its upstream suppliers, and identification of the smelters from which the supplier had sourced any 3TG materials. We directed suppliers to written instructions for completing the form and to recorded training illustrating proper use of the tool. The CMRT can be completed in several non-English languages and is consistent with the template in use by many companies in their due diligence processes related to conflict minerals. We requested suppliers to submit their responses in an on-line format (rather than uploading their own spreadsheets) and we pre-set the reporting format to elicit product-level responses.

Where suppliers failed to respond to our initial request, reminder emails were sent to them requesting completion of the CMRT. In many cases, this exercise was repeated multiple times. Suppliers who remained non-responsive to our email reminders were contacted directly via telephone and were offered assistance. As our supply chains are global, we utilized service staff members who are fluent in several non-English languages to communicate with suppliers and facilitate their participation in our RCOI program. This assistance included, but was not limited to, providing further information about CIRCOR's conflict minerals compliance program, an explanation of the information sought and why its collection is necessary, a review of how the information would be used and clarification of the instructions for completing the CMRT template. The Company’s supply chain organization also contacted suppliers directly to remind them of CIRCOR’s program and urge their participation. Our survey program has helped to drive greater awareness in our supplier community of the Conflict Minerals Rule and the importance of cooperation with CIRCOR as a regulated customer.
In December 2017, CIRCOR acquired several businesses from the Fluid Handling Division of Colfax Corporation by way of stock purchases and asset purchases. As part of CIRCOR’s due diligence program, CIRCOR obtained files showing the identity and contact information for suppliers to the acquired businesses. CIRCOR then accessed the CMRT reports from responding suppliers showing their 2017 deliveries to the acquired business entities.

Due Diligence Results: Survey Responses
Information provided by suppliers who responded to the Company's RCOI was aggregated into the Company's online data platform. As was the case last year, our efforts to collect information from our suppliers continued into the current calendar year. Overall, the steps we took in conducting our survey and follow-up campaign resulted in participation among suppliers CIRCOR’s base business at a rate of forty-five percent (45%). Participation among suppliers to the newly acquired Fluid Handling businesses was approximately thirty-four percent (34%).

CMRT data collected from suppliers to the Fluid Handling businesses acquired from Colfax were separately collected by our service provider. It is our plan to merge these two sources of information into a single database and to expand our follow-up campaign to include them in future RCOI programs.
CIRCOR's suppliers vary widely in size and sophistication. The information received also varied in its consistency and accuracy, both internally and when checked against known data from independent sources. For example, although the CMRT template sent to suppliers for completion was pre-set to elicit product-level information, many of our responding suppliers provided data on an enterprise-wide basis, without specifying the products to which their data related. In addition, some suppliers indicated that they were providing information for "all products" without specifying whether this entry described all-products-sold-to-CIRCOR or all-products-produced-by-the-supplier. Because of this ambiguity, we were unable to distinguish whether such a supplier who reported having sourced any 3TG from a Covered Country had in fact incorporated those specific lots of minerals into the specific lot(s) of product(s) it sold to CIRCOR. Based on information available at this time, we are therefore unable to trace certain conflict minerals in the materials supplied to us to a particular source location so as to validate which materials from supplier-identified source smelters, refiners or mines were actually in the supply chain of CIRCOR-manufactured products.
We conducted a further examination of supplier responses to evaluate submitted answers for their plausibility, completeness, internal consistency, accuracy and conformance with other known information. For example, we compared smelter facilities identified as sources by our suppliers to the list of smelters certified as Conflict-Free by the RMI and other certifying bodies. Where information from a supplier contained inconsistent, implausible or apparently erroneous entries, we attempted to make additional contact with the supplier to clarify the information provided. Where clarifying information was obtained, the database was updated or corrected.
Further ambiguity exists beyond the first tier of CIRCOR’s supply chains. Some suppliers identified source entities as smelters that are not found in the broad smelter database maintained by the RMI. Other suppliers identified as a source of a particular material a smelter which either could not be confirmed as a smelter at all or could not be confirmed as a processor of the specific material identified by the supplier.
A number of responding suppliers indicated that they sourced 3TG materials from smelters which, based upon supplier information or indicated by independent sources, are believed to have sourced raw materials from at least one mining operation located in a Covered Country. However, the profile information we have for smelters identifies all countries from which materials were sourced by that smelter on an enterprise-wide basis. As a consequence, even where suppliers reported their information on a product-level basis, we believe that our data may contain a number of "false positives" in relation to the risk that our necessary 3TG minerals were sourced from a smelter who in turn sourced them from a Covered Country.
Where our suppliers identified a smelter with a connection to a Covered Country, we undertook to examine whether the smelter is certified as “conflict free” by RMI. Where the smelter was not so certified, we requested suppliers associated with that smelter to clarify 1) whether any of the 3TG materials procured from the smelter had been obtained by it from a source associated with groups engaged in armed conflict in the Conflict Region; and if so, 2) whether any of the 3TG materials sourced by the smelter from one of these groups had been used by the supplier in the production of any materials provided to the Company.
4.4 Independent Third Party Audit of Supply Chain Due Diligence
Because CIRCOR does not have direct relationships with 3TG smelters and refiners, it relies on independent industry resources, such as RMI and other certifying bodies, to provide conflict-free audit certifications and to influence smelters and refiners to participate in audits and achieve conflict-free status. We also rely upon our contracted service provider for additional industry intelligence about smelters and refiners. However, the Company does not possess the level of detailed information necessary to perform effective audits of 3TG suppliers, as much of the information provided from suppliers to date is supplied on an enterprise-wide basis and is not particularized to our products.

4.5 Public Report on Supply Chain Due Diligence
This is CIRCOR's fourth public report on its conflict minerals supply chain due diligence. In addition to the strategies, practices and results described in this report, we have, as required by the statute and consistent with the OECD Guidance, published our supply chain due diligence policy as set forth in our Conflict Minerals Policy available on our website at http://investors.circor.com/investors/conflict-minerals-policy.

5.	Efforts to determine mine or location of origin
As detailed above, through our establishment of a management structure, assessment of risk, development of a Conflict Minerals Policy, continuous improvement of our supplier database, and the design and implementation of a disciplined due diligence program on our 3TG supply chains, including the direct involvement of our supply chain organization and leveraging of outside resources and databases, we have improved the development of our conflict minerals compliance program. The work to date has established a foundation comprising all information reasonably available at this time to support our ongoing efforts to identify the mines or other locations of origin of the necessary 3TG in the products we manufacture and contract to have manufactured.

6.	Steps to be taken to mitigate risk

We intend to take the following steps to broaden and deepen supplier participation in our program and improve the due diligence conducted to date to further mitigate any risk that 3TG necessary to the manufacture of our products could benefit armed groups in the DRC or adjoining countries:

a.
Continue to develop our product database across our business units to drive greater transparency in our supply chains. We are planning to aggregate into our master database information relating to suppliers to our newly-acquired businesses and to expand our data collection process by including these suppliers in our follow-up campaign to improve supplier participation in our conflict minerals program.

b.	Renew our RCOI with existing in-scope suppliers and expand it to include new suppliers who we believe may supply materials containing 3TG.

c.
Continue our program of requiring suppliers to subscribe to our Supplier Code of Conduct as described above, which includes conflict minerals disclosure obligations and commitment to transparency and integrity.

d.
Where we identify in our supply chains potential economic links to the armed conflict in the Conflict Region, contact our suppliers to provide additional details with respect to the specific products they supply to CIRCOR, including accurate identification of source smelters.

e.
If any of our suppliers are to be found to have supplied us with 3TG from sources that support the armed conflict in the Covered Countries, engage with such suppliers to establish an alternate source of 3TG that does not support such conflict.

f.	Work with relevant trade associations to define and improve best practices and build our leverage over the supply chain in accordance with the OECD Guidance.

7.	Audit
After performing appropriate due diligence, CIRCOR is unable to determine whether any 3TG necessary to its manufacture of products during the Reporting Period originated in a Covered Country or directly or indirectly financed or benefited armed groups there. Therefore we are not required to obtain an independent private sector audit of our Conflict Minerals Report.